Contact

www.linkedin.com/in/sam-
goldberger-md-mba-87939712
(LinkedIn)

Top Skills

Board Level
M&A analysis
Strategic M&A

Languages

English

Certifications

American Board of Ophthalmology
Medical Doctor
American Society of Ophthalmic
Plastic and Reconstructive Surgery

Sam Goldberger, MD, MBA

Managing Partner, Ambit Health Ventures
Greater Boston

Summary

Ambit Health Ventures is a boutique healthcare innovation venture
capital firm focused on investments in early-stage digital health. Our
leaders have extensive experience in these sectors. Our aim is to
improve healthcare through our portfolio companies' innovation while
achieving financial gain for our investors.

———

Experience

Perosphere Technologies
Board Observer, Perosphere Technologies
August 2024 - Present (1 year 4 months)

Ambit Health Ventures
Managing Partner and Co-Founder
October 2020 - Present (5 years 2 months)
Newton, Massachusetts, United States

Ambit Health Ventures is a boutique healthcare innovation venture capital
firm focused on investments in early-stage digital health firms. Our leaders
have extensive experience in these sectors. Our aim is to improve healthcare
through our portfolio companies' innovation while achieving financial gain for
our investors.

SurgiBox Inc.
Member Board of Directors
July 2023 - Present (2 years 5 months)
Cambridge, Massachusetts, United States

Smartlens
Member Board of Directors
April 2023 - Present (2 years 8 months)
San Francisco Bay Area

SOAP Health
Member Board of Directors

September 2022 - Present (3 years 3 months)

Bone Health Technologies
Member Board Of Directors
May 2021 - Present (4 years 7 months)
San Francisco, California, United States

BRAINBox Solutions, Inc.
Board Observer, BRAINBox Solutions, Inc
October 2021 - Present (4 years 2 months)

Smartlens
Board Observer, Smartlens
December 2021 - April 2022 (5 months)

Privo Technologies Inc
Senior Clinical Monitor and Strategic Advisor
August 2016 - January 2021 (4 years 6 months)
Peabody, MA

Rangol Partners, LLC
CEO
July 2018 - October 2020 (2 years 4 months)

Sourced, performed due diligence, and invested in early stage healthcare companies.

Vision Care Alliance LLC
CEO
June 2016 - June 2018 (2 years 1 month)
MA

CEO of operating company for a PE backed ophthalmology and eyecare roll-up.

CEO and President of Eli Global, LLC Ophthalmology Division
CEO and President of Eli Global, LLC Ophthalmology Division
May 2016 - June 2018 (2 years 2 months)

Private Equity, M&A, ophthalmology roll-up.

MIT Sloan School of Management
Sloan Fellow
June 2015 - May 2016 (1 year)

Cambridge, MA

Ophthalmic Facial Plastic Surgery Institute
Owner and Surgeon
August 1991 - May 2015 (23 years 10 months)
Beverly Hills, California

———

Education

Massachusetts Institute of Technology
Bachelor's Degree, Biology, General · (September 1979 - June 1982)

Massachusetts Institute of Technology - Sloan School of
Management
Master's Degree, Business Administration and Management,
General · (2015 - 2016)

University of Toronto
Fellowship, Ophthalmic Plastic and Reconstructive Surgery · (1990 - 1991)

White Memorial Medical Center
Resident, Ophthalmology Residency Program · (1987 - 1990)

Beth Israel Medical Center
Medical Internship · (1986 - 1987)